Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 After Issuance of Stock)

1.

Name of corporation:

Cytta Corp.

2.

The articles have been amended as follows: (provide article numbers, If available) Article IV:

The total authorized stock of the Corporation shall be:

100 million Common shares at $0.001 par value.
100 million Preferred shares at $0.001 par value.

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:  60.22%

4.

Effective date and time of filing: (optional) Date:

04/29/2013

Time:

5. Signature: (required)

      /s/Gary Campbell

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